April 28, 2015

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Canadian Imperial Bank of Commerce

Registration Statement on Form F-3

File Number 333-202584

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Canadian Imperial Bank of Commerce (the “Company”) hereby requests that the effectiveness of the above-referenced registration statement be accelerated so that it will become effective at 2:00 p.m., eastern time on Thursday, April 30, 2015, or as soon thereafter as practicable.

In connection with this acceleration request, the Company acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

CANADIAN IMPERIAL BANK OF COMMERCE

By:	/s/ David Dickinson
	Name:	David Dickinson
	Title:	VP, Treasury Financing